UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-36906

BRIGHTSTAR LOTTERY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Brightstar Lottery PLC Signs Nine-Year Agreement to Continue Operation of Italy Lotto

On November 18, 2025, Brightstar Lottery PLC (NYSE: BRSL) (the "Company") announced that its subsidiary, LottoItalia S.r.l., has signed the agreement to operate the Italy Lotto for the next nine years.

A copy of the news release relating to the above matters is set forth in Exhibit 99.1, which is being furnished herewith.

Exhibit Number	Description

99.1	News Release "Brightstar Lottery Signs Nine-Year Agreement to Continue Operation of Italy Lotto" dated November 18, 2025

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release "Brightstar Lottery Signs Nine-Year Agreement to Continue Operation of Italy Lotto" dated November 18, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2025	BRIGHTSTAR LOTTERY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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